Exhibit 99.(h)(28)

Methodology Guide for Physical AI, Humanoids, and Drones Index

1.	Index Overview and Description

The WisdomTree Physical AI, Humanoids, and Drones Index (referred to as “the Index”) is designed to track the performance of companies involved in physical AI activities. Physical AI concept refers to how artificial intelligence brings intelligence into the physical world. It includes humanoid and collaborative robots, autonomous drones and vehicles, AI-enabled manufacturing systems, warehouse and supply chain automation, and intelligent machines across sectors such as healthcare, construction, agriculture, and defense.

The Index is reconstituted and rebalanced on a quarterly basis in February, May, August, and November.

The Index is calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Index. The Index is calculated using primary market prices and calculated in U.S. dollars.

2.	Index Governance

The Index is overseen by the WisdomTree Artificial Intelligence and Innovation Index Committee (the “Committee”), a standing index committee of WisdomTree, Inc. (“WisdomTree”), ticker WT. The Committee will be composed of not less than 3 members. The Committee is responsible for making broad decisions with respect to the implementation, ongoing management, operation and administration of the Index. The primary function of the Committee is to make sure the Index rules are implemented correctly and comprehensively, provided that the published Index composition shall be as determined by the Committee.

The Committee meetings will generally be held on a quarterly basis or such frequency in relation to the reconstitution and/or rebalance frequency of the Index, and may be held more frequently as circumstances require. The composition of the Committee may from time to time be changed to reflect changes in market conditions.

3.	Key Features

3.1.	Membership Criteria

To be eligible for inclusion in the Index, component companies must be under coverage by the third-party independent index calculation agent and must list shares on eligible stock exchanges.

Component companies must conduct their Primary Business Activities1 and have their shares listed on a stock exchange in one of the following developed countries: United States, Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, United Kingdom, Japan, Australia, Israel, Hong Kong, Singapore or Canada. Companies listed in Japan must list their shares on the Tokyo Stock Exchange. In the developing world, component companies must have their shares listed on a stock exchange in one of the following countries: Brazil, Chile, China, Czech Republic, Hungary, Korea, Mexico, Poland, South Africa, Taiwan or Thailand. Securities must conduct their Primary Business Activities in one of these Emerging Market Countries.

In the case of China, component companies must be incorporated or domiciled in China and have their shares listed on one of the stock exchanges in the developed world are eligible for inclusion. In addition, Chinese domestic listed companies that are part of the connect program and meet index requirements will be selected for inclusion.

Companies need to have market capitalization of at least $200 million and a median daily dollar volume greater than $1,000,000 in the last three months preceding the Screening Date (after the close of trading on the last trading day in January, April, July and October).

Common stocks, REITs, tracking stocks, holding companies, ADRs, GDRs and EDRs are eligible for inclusion. Limited partnerships, limited liability companies, royalty trusts, Business Development Companies (BDCs) and mortgage REITs are excluded. Preferred stocks, closed-end funds, passive foreign investment companies, exchange-traded funds, and derivative securities such as warrants and rights are not eligible. The publicly traded security for WisdomTree, Inc., ticker WT, is not eligible for inclusion in any of WisdomTree’s equity indexes.

Eligible companies must be involved in Physical AI activities through the following business activities, defined, as per WisdomTree’s assessment, to be reflective as the 5 categories below.

Category Name	Description
Humanoid Robotics	Companies developing humanoid or exoskeleton robots that replicate human movement, interaction, or assistive functions. Includes designers of bipedal robots, service robots, and robotic components such as actuators, sensors, and embodied-AI systems enabling human-like capabilities.
Drones / Autonomous Mobility	Companies involved in unmanned and autonomous vehicles operating in air, land, or sea. Includes producers of drones, eVTOL aircraft, autonomous driving systems, and supporting hardware and software for self-navigating mobility.
Next-Gen Factories (Smart Manufacturing)	Companies advancing industrial automation and robotics within manufacturing. Covers providers of robots, machine vision, control systems, and digital-factory software enabling autonomous, connected, and data-driven production environments.
Next-Gen Logistics & Supply Chain Robotics	Companies providing robotic and automation solutions that streamline warehousing and distribution, including automated storage systems, mobile and guided robots, and AI-driven logistics software.
Emerging Applications of Robotics	Companies applying robotics and AI to new or specialized sectors such as healthcare, agriculture, construction, and defence. Includes manufacturers of medical, rehabilitation, inspection, and field-service robots expanding robotics beyond factory and logistics use.

A company’s involvement in Physical AI activities is assessed via applicable language in its company description, Annual Report, 10K or equivalent report, earnings call transcripts, patent submissions, news and press releases, as well as via exposure to relevant industry classifications and revenue derived from Physical AI activities. A list of all eligible companies is maintained in WisdomTree’s proprietary database, which is regularly reviewed.

Companies that are representative of the aforementioned Physical AI activities are selected for inclusion in the Index by the Committee, subject to a minimum of 25 stocks. To satisfy this minimum number of components for diversification purposes, companies with lower market capitalization or trading volume than the screening criteria mentioned above may be selected for inclusion.

Thematic and Relevancy Score:

Each of the five categories is assigned a Thematic Score that reflects its relative importance within the overall Physical AI framework. The Thematic Score is set at 3, 2, or 1, reflecting high, medium, or low significance of each category’s activities to the advancement of Physical AI, considering their technological maturity, market relevance, and growth potential. As of the index setup (October 2025), Humanoid Robotics and Drones / Autonomous Mobility categories receive the Thematic Score at 3, while the other categories receive the Thematic Score at 2.

Each eligible company is assigned a Relevancy Score based on the nature and significance of its Physical AI activities, and, where applicable, revenue derived from those activities. The Relevancy Score is set at 3, 2, or 1, reflecting high, medium, or low relevancy of the company’s involvement in Physical AI activities and significance of those activities for the progress of Physical AI.

The classification and inclusion of companies into the database is managed by the Committee. The Committee may use external expertise for verifying and updating this classification.

3.2.	Base Date and Base Value

The Index was established with a base value of 200 on October 31, 2025.

3.3.	Calculation and Dissemination

The following formula is used to calculate the index levels for the Index:

Si = Number of shares in the index for security i.
Pi = Price of security i
Ei = Cross rate of currency of Security i vs. USD. If security price in USD, Ei = 1
D = Divisor

The Index is calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Index. The Index is calculated using primary market prices and calculated in Euro.

The Index is calculated whenever the stock exchanges are open. If trading is suspended while the exchange the component company trades on is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both, price and total-return basis, in USD, and disseminated on an end-of-day basis.

3.4.	Weighting

Each company is initially equally weighted, with subsequent Relevancy and Thematic adjustments applied in a two-step process as follows:

•	Relevancy Score Adjustment: Companies with a Relevancy Score of 3 are upweighted by a factor of 1.5, while those with a Relevancy Score of 1 are downweighted by a factor of 0.5.

•	Thematic Score Adjustment: Weights are further adjusted based on the Thematic score. Companies from the categories with a Thematic Score of 3 are upweighted by a factor of 2, while those with a Thematic Score of 1 are downweighted by a factor of 0.5.

Following these adjustments, all weights are normalized to ensure the total weight of the Index sums to 100%. The final weights are subject to the capping and liquidity constraints described below.

Capping - at each rebalance, the maximum weight of any security in the Index is capped at 10%. Country exposure is capped at 30% except for U.S.

Liquidity adjustment - In the event a company has a calculated volume factor (median daily volume traded over the preceding three months / weight in the index) that is less than $400 million, its weight will be reduced such that the weight after volume adjustment equals the weight before adjustment x calculated volume factor / $400 million.

Market cap factor - In the event a company has a calculated market cap factor (market capitalization / weight in the index) that is less than $50 billion, its weight will be reduced such that weight after market cap factor adjustment equals the weight before adjustment x calculated market cap factor / $50 billion.

The weights may fluctuate above the specified caps in between the rebalances but will be reset at each rebalance date. If the caps outlined are breached between rebalances, the Committee reserves the right to implement an interim rebalancing.

The Weighting Date is when component weights are set, and it occurs after the close of trading on Thursday prior to the second Friday of the rebalance month. The changes will go into effect after the close of trading on the third Friday of the rebalance month.

3.5.	Dividend Treatment

Normal dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index. However, special dividends that are not reinvested in the net total return index require index divisor adjustments to prevent the distribution from distorting the price index.

3.6.	Multiple Share Classes

In the event a component company issues multiple classes of shares of common stock, the share class with the highest median daily volume will be included. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the Index.

4.	Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company deletions, stock splits, stock dividends, spins-offs, or other corporate actions. Some corporate actions, such as stock splits, stock dividends, and rights offerings require changes in the index shares and the stock prices of the component companies in the Index.  Some corporate actions, such as stock issuances, stock buybacks, warrant issuances, increases or decreases in dividend per share between reconstitutions, do not require changes in the index shares or the stock prices of the component companies in the Index. Other corporate actions, such as special dividends and entitlements, may require Index divisor adjustments. Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate actions. Whenever possible, changes to the Index’s components, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

4.1.	Component Changes

Additions

Additions to the Index are made at reconstitution according to the inclusion criteria defined above. Changes are implemented following the close of trading on the third Friday in February, May, August, and November. No additions are made to the Index between reconstitutions, except in the cases of certain spin-off companies defined below or as otherwise determined by the Committee consistent with the criteria herein.

Deletions

Shares of companies that are de-listed or acquired by a company outside of the Index are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date.2  Component companies that reclassify their shares (i.e., that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification. The Committee may remove a company it has determined to be in extreme financial distress if the Committee deems the removal necessary to protect the integrity of the Index.  If removed, its weight will be reallocated to the remaining constituents in the Index.

4.2.	Spin-Offs and IPOs

Should a company be spun-off from an existing component company, it is allowed to stay in the Index that its parent company is in until the next reconstitution.  Spin-off shares of publicly traded companies that are included in the same indexes as their parent company are increased to reflect the spin-off and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Companies that go public in an Initial Public Offering (IPO) and that meet all other Index inclusion requirements must wait until the next reconstitution to be included in the Index or as otherwise determined by the Committee consistent with the criteria herein.

5.	Index Divisor Adjustments

Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, the Committee reserves the right to determine the appropriate implementation method.

Companies that are acquired, de-listed, file for bankruptcy, or move their Primary Business Activities outside of a defined country in the intervening weeks between the Screening Date and the Reconstitution Date are not included in the Index, and the weights of the remaining components are adjusted accordingly.